SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

MIRUM PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

604749101

(CUSIP Number)

Niall O’Donnell

101 S. Hanley Road, Suite 1850

St. Louis, MO 63105

(314) 726-6700

With copy to:

Gloria M. Skigen, Esq.

Holland & Knight LLP

One Stamford Plaza, 263 Tresser Boulevard, Suite 1400

Stamford, CT 06901

(203) 905-4526

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 604749101	13D/A	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,921,118
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,921,118
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,921,118
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(1)
14	TYPE OF REPORTING PERSON PN

(1)

The percentage set forth in row (13) is based on the 29,250,340 outstanding shares of common stock, par value $0.0001 per share (“Common Stock”), of Mirum Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”), reported by the Issuer to be outstanding immediately after the Issuer’s public offering of 3,750,000 shares of Common Stock (and excluding the underwriter’s option to purchase an additional 562,500 shares of Common Stock in such public offering) on the Issuer’s final prospectus filed under Rule 424(b)(5), filed with the Securities and Exchange Commission (“SEC”) on December 15, 2020.

CUSIP No. 604749101	13D/A	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,921,118(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,921,118(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,921,118(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(1)
14	TYPE OF REPORTING PERSON PN

(2)

Represents 1,921,118 shares of Common Stock owned by RiverVest Venture Fund IV, L.P., a Delaware limited partnership. RiverVest Venture Partners IV, L.P., a Delaware limited partnership, is the general partner of RiverVest Venture Fund IV, L.P.

CUSIP No. 604749101	13D/A	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) RiverVest Venture Partners IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,921,118(3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,921,118(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,921,118(3)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(1)
14	TYPE OF REPORTING PERSON OO

(3)

Represents 1,921,118 shares of Common Stock owned by RiverVest Venture Fund IV, L.P. RiverVest Venture Partners IV, L.P. is the general partner of RiverVest Venture Fund IV, L.P. RiverVest Venture Partners IV, LLC, a Delaware limited liability company, is the sole general partner of RiverVest Venture Partners IV, L.P.

CUSIP No. 604749101	13D/A	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. (ENTITIES ONLY) Niall O’Donnell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,921,118(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,921,118(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,921,118(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%(1)
14	TYPE OF REPORTING PERSON IN

(4)

Represents 1,921,118 shares of Common Stock owned by RiverVest Venture Fund IV, L.P. RiverVest Venture Partners IV, L.P. is the general partner of RiverVest Venture Fund IV, L.P. RiverVest Venture Partners IV, LLC is the sole general partner of RiverVest Venture Partners IV, L.P. Dr. O’Donnell is a manager of RiverVest Venture Partners IV, LLC.

CUSIP No. 604749101	13D/A	Page 6 of 9 Pages

Schedule 13D/A

Pursuant to Rule 13d-2 of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned hereby amends the statement on Schedule 13D dated August 1, 2019 (the “Schedule 13D”). This Statement constitutes Amendment No. 1 to the Schedule 13D. Unless otherwise indicated herein, there are no material changes to the information set forth in the Schedule 13D.

Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of the Transaction.

No change.

CUSIP No. 604749101	13D/A	Page 7 of 9 Pages

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Entity or Individual	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class(*)
RiverVest Venture Fund IV, L.P.	1,921,118	0	1,921,118	0	1,921,118	1,921,118	6.6%
RiverVest Venture Partners IV, L.P.(1)	0	0	1,921,118	0	1,921,118	1,921,118	6.6%
RiverVest Venture Partners IV, LLC(2)	0	0	1,921,118	0	1,921,118	1,921,118	6.6%
Niall O’Donnell(3)	0	0	1,921,118	0	1,921,118	1,921,118	6.6%

(*)

Based on the 29,250,340 outstanding shares of Common Stock of the Issuer, reported by the Issuer to be outstanding immediately after its public offering on the Issuer’s prospectus filed under Rule 424(b)(5), filed with the SEC on December 15, 2020.

(1)

RiverVest Venture Partners IV, L.P. is the general partner of RiverVest Venture Fund IV, L.P., and as a result,, may be deemed to beneficially own the 1,921,118 shares of Common Stock owned by RiverVest Venture Fund IV, L.P.

(2)

RiverVest Venture Partners II, LLC is the sole general partner of RiverVest Venture Partners IV, L.P., which is the general partner of RiverVest Venture Fund IV, L.P., and as a result, may be deemed to beneficially own the 1,921,118 shares of Common Stock owned by RiverVest Venture Fund IV, L.P.

(3)

Dr. O’Donnell is a manager of RiverVest Venture Partners IV, LLC, which is the sole general partner of RiverVest Venture Partners IV, L.P. RiverVest Venture Partners IV, L.P. is the general partner of RiverVest Venture Fund IV, L.P. As a result, Dr. O’Donnell may be deemed to beneficially own the 1,921,118 shares of Common Stock owned by RiverVest Venture Fund IV, L.P.

By virtue of the relationships described herein, the Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act. The filing of this Statement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group. Each Reporting Person expressly disclaims beneficial ownership of the securities reported herein, except to the extent such Reporting Person actually exercises voting or dispositive power with respect to such securities.

(c) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

(e) Not applicable.

CUSIP No. 604749101	13D/A	Page 8 of 9 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following:

Lock-up Agreement

The Issuer, along with its directors, executive officers and certain other significant stockholders, including RiverVest Venture Fund IV, L.P., have agreed that, subject to certain specified exceptions, for a period of 90 days following the Issuer’s prospectus filed under Rule 424(b)(5), filed with the SEC on December 15, 2020, they will not, without the prior written consent of the underwriters, dispose of or hedge any shares or any securities convertible into or exchangeable for common stock. The underwriters may, in their sole discretion, release any of the securities subject to these lock-up agreements at any time.

This foregoing description of the Lock-up Agreement is qualified in its entirety by reference to the form of Lock-up Agreement, a copy of which is filed as Exhibit C hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement, dated August 1, 2019, by and among the Reporting Persons (incorporated by reference to Exhibit A to the Schedule 13D filed by the Reporting Persons on August 1, 2019).

Exhibit B:	Investor Rights Agreement, dated November 5, 2018 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-232251), filed with the SEC on June 21, 2019).

Exhibit C:	Form of Lock-up Agreement (incorporated by reference to Exhibit A to that certain Underwriting Agreement between the Issuer and the Underwriters (as defined therein) filed as Exhibit 1.1 to the Issuer’s Form 8-K filed with the Commission on December 14, 2020).

CUSIP No. 604749101	13D/A	Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

December 22, 2020

RiverVest Venture Fund IV, L.P.		RiverVest Venture Partners IV, L.P.

By: RiverVest Venture Partners IV, L.P., its general partner		By: RiverVest Venture Partners IV, LLC, its sole general partner
By: RiverVest Venture Partners IV, LLC, its sole general partner

By:	/s/ Niall O’Donnell	By:	/s/ Niall O’Donnell
	Name:Niall O’Donnell		Name:Niall O’Donnell
	Title: Manager		Title: Manager

RiverVest Venture Partners IV, LLC

By:	/s/ Niall O’Donnell	/s/ Niall O’Donnell
	Name:Niall O’Donnell	Niall O’Donnell
Title: Manager